UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
			         (Amendment No. 2)

                           Harris Stratex Networks, Inc.
                                (Name of Issuer)

                      Class A Common Stock,$0.01 Par Value
                         (Title of Class of Securities)

                                  41457P106
                                (CUSIP Number)

                              December 31, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 41457P106


       1.    Names of Reporting Person

             Wentworth, Hauser & Violich, Inc.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Washington, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11.   Percent of Class Represented by Amount in Row (9)

	     0.00%

       12.   Type of Reporting Person

	     IA


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Item 1. (a)  Issuer: Harris Stratex Networks, Inc.

	     Address:
   	     Research Triangle Park
             637 Davis Drive
             Morrisville, North Carolina 27560

Item 2. (a)  Name of Person Filing:

             Wentworth, Hauser & Violich, Inc. ("Wentworth")

        (b)  Address of Principal Business Offices:

	     301 Battery Street, Suite 400
	     San Francisco, CA  94111-3604
	     United States

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person.

        (d)  Title of Class of Securities
             Class A Common Stock,$0.01 Par Value

        (e)  CUSIP Number: 41457P106

Item 3. Wentworth, Hauser & Violich, Inc. is an investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

Item 4.  Ownership

         Please see Items 5 - 9 and 11 on each cover sheet for each filing person.

	 Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of Wentworth might be deemed the "beneficial owners" of some or all of the securities to which this Schedule 13G/A relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule 13G/A relates, and such beneficial ownership is expressly disclaimed.

Item 5.  Ownership of Five Percent or Less of a Class

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2010
                                       Wentworth, Hauser & Violich, Inc.

                                       By: /s/ Bradford Hall
                                       --------------------------
                                       Name: Bradford Hall
                                       Title: Chief Compliance Officer